Filed Pursuant to Rule 424(b)(2)
Registration No. 333-155411

PROSPECTUS SUPPLEMENT NO. 6
(To Prospectus Supplement dated September 30, 2009)
(and To Prospectus dated December 1, 2008)

CEDAR SHOPPING CENTERS, INC.

UP TO $5,000,000 OF SHARES OF COMMON STOCK

Pursuant to this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus, we are offering up to $5,000,000 of shares of common stock to YA Global Master SPV Ltd., or YA Global, pursuant to our previously announced Standby Equity Purchase Agreement, or the Purchase Agreement, dated September 21, 2009, with YA Global.  The shares will be purchased at a price based on the formula described in the third paragraph of this prospectus supplement.  The total purchase price for the shares is $5,000,000.  These shares are being issued as part of the commitment by YA Global to purchase, at our option, from time to time, up to $45,000,000 of common stock pursuant to the Purchase Agreement as described in Prospectus Supplement No. 1.  We will receive proceeds from the sale of these shares of approximately $4,862,500, not including a placement agent fee of 1.25% of the amount advanced that will be paid to Raymond James & Associates, Inc., a member of FINRA/SIPC.

In addition to our issuance of common stock to YA Global pursuant to the Purchase Agreement, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the sale of those shares by YA Global to the public.  YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Unless YA Global and the Company otherwise agree, the Company will issue $250,000 of shares of common stock on each of twenty consecutive trading days, based on the previous trading day’s dollar volume-weighted average price of the common stock.  Since this is a so-called Big Advance, the Company has the right, under certain conditions, to repay the then outstanding balance of the Big Advance without the requirement to deliver shares of common stock to YA Global.  In accordance with the Purchase Agreement, the Company has established a reserve consisting of 943,266 shares of common stock and the Company does not have any obligation to issue shares of common stock in excess of this amount.  Our common stock is listed on The New York Stock Exchange under the symbol “CDR.”  The last reported sale price of our common stock on The New York Stock Exchange on April 14, 2010 was $8.27 per share.

Investing in our common stock involves risks.  See the risk factors beginning on page S-2 of the accompanying prospectus supplement, referenced on page 3 of the accompanying prospectus and beginning on page 12 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission to read about the risks you should consider before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 15, 2010